Mail Stop 03-08


										April 21, 2005

By U.S. Mail

Mr. Rick D. Puckett
Chief Financial Officer
United Natural Foods, Inc.
260 Lake Road
Dayville, CT 06241


	RE:  United Natural Foods, Inc.
	Form 10-K for the year fiscal year ended July 31, 2004
      File No. 0-21531


Dear Mr. Puckett:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.


								Sincerely,


									George F. Ohsiek, Jr.
									Branch Chief